NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montreal, Québec, Canada, on Thursday, February 12, 2009 at 11:00 a.m., local time, for the purposes of:

(i) receiving the consolidated financial statements of the Corporation for the financial year ended October 5, 2008, together with the auditors’ report thereon;

(ii) electing seven (7) directors for the ensuing year;

(iii) appointing auditors for the ensuing year; and

(iv) transacting such other business as may properly come before the Meeting.

Dated at Montréal, Québec, Canada, December 16, 2008.

By order of the Board of Directors,

By order of the Board of Directors,

Lindsay Matthews Director, Legal Services and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.